EXHIBIT F

              [Letterhead of Pacific Coast Investment Partners LLC]

March 29, 2004

Board of Directors
Workflow Management, Inc.
240 Royal Palm Way
Palm Beach, FL 33480

By Facsimile

Gentlemen,

We continue to be amazed at this Board's communications with its shareholders with half-truths, misinformation, and tactics not worthy of your position as fiduciaries and Directors of our company, in connection with the going-private transaction proposed jointly by Perseus, L.L.C. and The Renaissance Group, LLC (collectively "WF Holdings").

Your press release issued on Friday March 26th was, when viewed in its most positive light, incomplete and unintentionally misleading, as you are well aware that Bank of America withdrew its proposed financing transaction due to the fact that, according to Bank of America's letter, it had been "threatened with a claim that the Bank had accepted an agreement restricting the Bank's ability to provide the proposed financing." Their letter went on to say, "Without acknowledging or refuting the merits of the claim, the Bank has elected to withdraw the proposal."

That statement by Bank of America is in marked contrast to your press release which simply said, "Workflow has received a copy of a letter today from Bank of America to a representative of Pacific Coast Investment Partners withdrawing the bank's proposal."

Your press release of last Friday hid the true reason for Bank of America's withdrawal; i.e. the fact that someone threatened them with a lawsuit if they continued to express interest in providing Workflow with alternative financing to allow it to timely meet its existing bank obligations and recapitalize and refinance itself for the benefit of its existing shareholders.

Additionally, your press release failed to mention the fact that Bank of America's withdrawal was personal to itself, and that Silver Point Finance, LLC, the proposed provider of a $60 million junior "Term B" loan to the company continued to maintain its interest in providing its proposed loan to the company. Finally, your press release did not mention that the agreement Bank of America referred to in its letter expires, as we understand it, on the earlier of: (a) the termination of the proposed going-private transaction, or (b) June 30, 2004.

Had you made these facts public in your press release, they might well have led the reader to call into question your repeated statements that shareholders must approve the proposed going-private transaction as, according to you, the company cannot be refinanced; something we have demonstrated can in fact be done.

Indeed, we wish to inform you that we have successfully secured a well known institutional replacement lender for Bank of America, as you will see in the proposal letter from LaSalle Business Credit, LLC ("LaSalle"), which is attached to this letter ("Proposal Letter"). Please note that the proposed replacement financing is in the identical amount of Bank of America's proposed $115 million financing on virtually identical terms. You will also note in the attached Proposal Letter that it is still envisioned that Silver Point Finance, LLC will provide the same $60 million "Term B" loan to the company in combination with the newly proposed senior secured revolving credit facility and "Term A" loan set forth in the attached Proposal Letter.

I would hope you recognize that even though the attached is not a legally binding commitment on the part of LaSalle, and there are normal and customary conditions which are yet to be fully negotiated, but are believed to be achievable, we strongly believe that following a brief period of due diligence the refinancing we are proposing will close before the end of April allowing the existing bank syndicate to be paid in full; something according to you as set forth in the Proxy Statement dated February 25, 2004 could not be done.

As shareholders in Workflow we are deeply upset by your actions, and view your press release, as well as your 8-K filing of last Friday morning (issued before our receipt of Bank of America's letter and at a time when you must have believed that there was a viable shareholder led refinancing and recapitalization alternative available to the company) in which you stated, "The Company and its lenders are currently discussing work-out and Chapter 11 bankruptcy planning in the event that the stockholders fail to approve the Transaction. In connection with these discussions, the Company is preparing for the engagement of work-out specialists and is cooperating with its lenders" as misleading, inflammatory, and in breach of your fiduciary obligations.

This statement also raises the question of why you as a Board would waste your time preparing for a potential bankruptcy filing instead of spending that same time working cooperatively with us to complete an orderly and timely refinancing and recapitalization of the company, something we offered to work with you on over the course of this past weekend. Additionally, it defies logic that Workflow, a company with an approximate trailing twelve month adjusted EBITDA of $40 million, and a current (based on the last quarter) adjusted approximate annualized EBITDA run rate of $44 million, could seriously be "preparing" for a potential Chapter 11 bankruptcy filing when it has significant existing shareholders offering to recapitalize the company; a company we believe has the potential to generate in excess of one billion dollars of annual revenue within a relatively brief period of time.

You as a Board are fiduciaries for your shareholders, employees, vendors, and other stakeholders; a duty and obligation we believe you breached by your actions on Friday with the half-truths contained in your press release, and the disclosure made in your 8-K filing.

We remain committed to the defeat of the proposed going-private transaction and once again are offering the shareholders of Workflow, our co-owners of this company and your constituents, a viable alternative to your proposed going-private transaction; as we believe, for the reasons set forth extensively in our letter to you dated March 24, 2004, that Workflow has the ability to have an implied per share value of between $10 and $15 following the issuance of new common shares pursuant to the equity recapitalization we outlined to you in our March 24th letter. That per share valuation, even after the effects of newly issued share dilution, which we believe achievable within the next twelve months, is more than double the valuation placed on Workflow by the Board in the proposed going-private transaction,

We again urge you to immediately begin working cooperatively with us to lead a recapitalization and timely and orderly refinancing of Workflow Management for the benefit of all of its shareholders, employees, vendors, customers, and other stakeholders.

Sincerely yours,


James M. Chadwick
Managing Member